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                                                                      EXHIBIT 12


                       SOUTHERN CALIFORNIA WATER COMPANY

                       RATIO OF EARNINGS TO FIXED CHARGES


                                                                  TWELVE MONTHS ENDED
                                                                      DECEMBER 31,
                                                  ---------------------------------------------------
DESCRIPTION                                        1997       1996       1995       1994       1993
-----------------------------------------------------------------------------------------------------
Income from Continuing Operations                 $14,059    $13,460    $12,165    $11,338    $12,026
Taxes on Income                                   $ 9,830    $10,283    $ 8,784    $ 8,865    $ 5,491
Interest Charges                                  $10,157    $10,500    $ 9,559    $ 7,828    $ 8,378
  Earnings Available for Fixed Charges            $34,046    $34,243    $30,508    $28,031    $25,895

  Total Fixed Interest Charges                    $10,157    $10,500    $ 9,559    $ 7,828    $ 8,378

Ratio of Earnings to Fixed Charges                   3.35       3.26       3.19       3.58       3.09

Preferred Dividends                               $    92    $    94    $    96    $    98    $   100
  Effective Tax Rate                                 42.3%      43.7%      41.8%      45.0%      23.5%
Tax-effected Preferred Dividends                  $   159    $   167    $   165    $   178    $   131

Ratio of Earnings to Total Fixed Charges             3.30       3.21       3.14       3.50       3.04
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